Exhibit 99.13e

abrdn U.S. Registered Advisers
Summary of Proxy Voting Guidelines
as of September 29, 2021

Where clients appoint abrdn to vote proxies on their behalf policies have been established to vote these proxies in the best interests of our clients.

We employ ISS as a service provider to deliver our voting decisions efficiently to companies. We require ISS to provide recommendations based on our own set of parameters tailored to abrdn’s assessment and approach, but remain conscious always that all voting decisions are our own on behalf of our clients. We consider ISS’s recommendations and those based on our custom parameters as input to our voting decisions.

An abrdn analyst will assess the resolutions at general meetings in our active investment portfolios. This analysis will be based on our knowledge of the company, but will also make use of the custom and standard recommendations provided by ISS as described above. The product of this analysis will be a final voting decision instructed through ISS and applied to all funds for which abrdn have been appointed to vote.

There may be certain circumstances where abrdn may take a more limited role in voting proxies. We will not vote proxies for client accounts in which the client contract specifies that abrdn will not vote. We may abstain from voting a client proxy if the voting is uneconomic or otherwise not in clients’ best interests. For companies held only in passively managed portfolios the abrdn custom recommendations provided by ISS will be used to automatically apply our voting approach; we have scope to intervene to test that this delivers appropriate results, and will on occasions intrude to apply a vote more fully in clients’ best interests. If voting securities are part of a securities lending program, we may be unable to vote while the securities are on loan. However, we have the ability to recall shares on loan or to restrict lending when required, in order to ensure all shares have voted. In addition, certain jurisdictions may impose share-blocking restrictions at various times which may prevent abrdn from exercising our voting authority.

We recognize that there may be situations in which we vote at a company meeting where we encounter a conflict of interest. Such situations include:

●	where a portfolio manager owns the holding in a personal account
●	An investee company that is also a Segregated Client
●	An investee company where an Executive Director or Officer of our company is also a Director of that company
●	An investee company where an employee of abrdn is a Director of that company
●	A significant distributor of our products
●	Any other companies which may be relevant from time to time

In order to manage such conflicts of interests, we have established procedures to escalate decision-making so as to ensure that our voting decisions are based on our clients’ best interests and are not impacted by any conflict.

Clients may obtain a free copy of ASI Inc.’s proxy voting policies and procedures and/or proxy voting records for their account by contacting us at (215) 405-5700. abrdn publishes Stewardship Principles, which describe our approach to investment analysis, shareholder engagement and proxy voting across companies worldwide. They are published on our website and are included below: Clients that have not granted ASI Inc. voting authority over securities held in their accounts will receive their proxies in accordance with the arrangements they have made with their service providers.

STEWARDSHIP PRINCIPLES

1.	Companies should be run to generate long-term sustainable business success
Shareholder returns are a reflection of underlying business performance, and should not be the sole objective of management and the board. We expect management and boards to focus on delivering underlying business performance and on exploiting the opportunities for value creation within their business. Success through this approach will be reflected over the long term in positive returns for shareholders.

Companies must be clear about the drivers of their business success and their strategy for maintaining and enhancing it. Investment is a forward-looking process: we seek to understand the opportunity for a business and its scope for future value-creation over the long term. In order to do this, we need clarity on past business delivery and its drivers, and on the effective track record of management; we require honest and open reporting to build confidence in that track record. We seek confidence that companies and their managements can maintain their competitive positioning and operational performance and subsequently enhance returns for investors. A clear strategy and clarity about the drivers of operational success provides the lens through which we will consider most corporate issues, not least assessing performance and risk management.

2.	Companies should maintain and protect investor rights
The interests of minority shareholders must be protected. Any major, or majority, investor should not enjoy preferential treatment. The nature of relations – particularly any related party transactions – with parent or related companies, or other major investors, must be disclosed fully. The structure of ownership or control should minimise the potential for abuse of public shareholders.

Companies should not make significant changes to their structure or nature without being fully transparent to their investors. Shareholders should have an opportunity to vote on significant corporate activity such as major transactions, and on substantial non pre-emptive share issuance. Where a transaction is with a related party, only independent shareholders should have a vote.

Even in markets where no vote is given to shareholders in these circumstances, investors need transparent disclosure of the reasons for any such major change. Companies should expect that shareholders may want to discuss and debate such proposed developments.

Diversification beyond the core skills of the business needs to be justified as it is more often than not a distraction from operational performance. All major deals need to be clearly explained and justified in the context of the pre-existing strategy, and should be subject to shareholder approval.

Related party transactions must be agreed on arm’s length terms and be made fully transparent. Where they are material,they should be subject to the approval of independent shareholders.

We encourage companies to have conservative rather than efficient balance sheets, consistent with their long-term success. Capital structures should be as simple as possible: multiple share classes should be avoided and one share should carry one vote. Companies with multiple share classes seeking to raise new capital should not expect our unconditional support.

Companies should not issue significant portions of shares unless offering these pro rata to existing shareholders.

Non pre-emptive share issuance should be kept to less than 5% a year, and should not be made to related parties without a clear explanation and a vote of independent shareholders.

There should be no artificial structures put in place to entrench management and protect companies from takeover. The best defence from hostile takeover is strong operational delivery.

3.	Companies should communicate openly and clearly

A company’s board should present a fair, balanced and understandable assessment of the company’s position and prospects – financial and non-financial – and of how it has fulfilled its responsibilities. We support the principle of full disclosure of relevant and useful information, subject to issues of commercial confidentiality and prejudice. Boilerplate disclosure should be avoided. We encourage companies to consider using the appropriate globally developed standards and would particularly encourage the use of those created by the Taskforce for Climate related Financial Disclosure (TCFD), the International Integrated Reporting Council (IIRC) and the Sustainability Accounting Standards Board (SASB).

Directors and management should make themselves available for discussions with major shareholders. We expect to have appropriate dialogue with those individuals charged with overseeing the companies in which we invest, to share our perspectives and to gain confidence that the individuals are carrying out their roles with appropriate vigour and diligence. Directors who decline appropriate requests for meetings without a clear justification or are unavailable within an appropriate timescale cannot expect that we will unconditionally support their re-election.

Honest and open reporting, including sharing bad news early, engenders trust and longer-term investment. Any public disclosure by a company should be fair and balanced, accurately reflecting the operational performance of the business and making clear any material developments.

Updates on performance, where a development marks a material change from the expectations that a company has established with its investors, should not be delayed to the next regular reporting deadline. Instead, they should be made promptly, as soon as the company itself has an understanding of the situation.

Where we have confidence that this happens and will be done going forward, we will support the removal of quarterly reporting requirements. Relevant ad hoc disclosure in this way is more useful to long-term investors and builds trust much more effectively than relying on the regularity of quarterly reporting.

The introduction of global accounting standards has led to much greater investor confidence in the accounts produced by companies around the world. It has also assisted in creating consistency of reporting across companies, enabling fairer comparisons between different operating businesses.

We therefore encourage companies seeking international investment to report under International Financial Reporting Standards (IFRS) or US GAAP. As a firm ASI supports the continued development of high quality global accounting standards.

An independent audit, delivered by a respected audit firm, is a required element for investor confidence in reporting by companies. Audited reporting and financial numbers should be published ahead of any relevant shareholder meetings.

We strongly favour meaningful, transparent and informative auditor reports, giving us additional insights into the audit process and accounting outcomes. In order to demonstrate the level of independence, companies should not have the same audit firm in place for more than 20 years. We will vote against the appointment of auditors that have tenure of more than 20 years. The audit fee needs to be sufficient to pay for an appropriately in-depth assurance process. We will generally oppose moves to make savings in this respect because the costs, in terms of damage to audit effectiveness and confidence in the company’s accounts, are much more substantial.

The independence of the auditor and the standard of their work, particularly in challenging management, should be subject to regular assessment that is appropriately disclosed. Even when the individuals carrying out the audit are refreshed, we believe that the independence of the audit firm erodes over time and we will encourage an audit tender process and change of audit firm where an engagement has lasted for an extended period. The relationship with the auditor should be mediated through independent directors, most likely in the form of the audit committee or equivalent. Where we are significant shareholders, we expect to be consulted on plans to tender and replace auditors.

Companies should be consistent in their public statements, and not undermine these in private commentary to market participants or to politicians and regulators. We welcome transparency from companies about their lobbying activities and believe that good companies have nothing to hide in this respect. Similarly we encourage transparency of any political donations that companies deem appropriate – and we expect a clear explanation of why such donations are an appropriate use of corporate funds.

4.	Companies should be led and overseen by effective and genuinely independent boards

Running businesses effectively for the long term requires collaboration and cooperation. No individual or small group should have unfettered powers. Nor should they have dominant influence over the way a business is run or over major decisions about its operations or future. This means we believe that there should be a division of roles at the top of the organisation, typically between a CEO and an independent chair. The roles of CEO and Chair are different. Put most simply, they amount to running the company and running the board respectively. The board is best able to hold the CEO accountable for business performance and the delivery of value where oversight and board leadership are independent. Where these roles are combined, we will consider the particular circumstances of the company and the scope of the lead independent director role before agreeing to support any such approach.

Directors should feel that they are accountable to investors. Therefore they should regularly stand for re-election; the ASI expectation is that this should be at a minimum frequency of every three years in order for that accountability to feel genuine. Lengthier board mandates – while not uncommon in some markets – risk divorcing directors from an appropriate sense of accountability, and so will not generally receive our support. For this reason of individual accountability to shareholders, we cannot support the election of directors who are not personally identified but are proposed as corporations. A further important element of director accountability to shareholders is that investors should have the right, both formal and informal, to propose and promote individual directors to be considered for election to the board by all shareholders.

Effective decision-making needs a mix of skills around the boardroom table and debate between diverse and different-minded individuals. A range of skills, experience and perspectives should be drawn together on the board.

These include industry knowledge, experience from other sectors and relevant geographic knowledge. Independence of thought plays a crucial role in the ability of a board to generate the debate and discussion that will challenge management, help enhance business performance and improve decision-making. Regular board appraisals will help the board ensure it has the necessary mix of skills, and quality of individuals, to address the developing challenges it faces. Individual directors also need sufficient time to carry out their role effectively: we seek to ensure that all directors maintain an appropriate level of overall commitments such that allows them to be properly diligent.

It is our view that gender diversity on the board, in leadership positions and throughout the business, has positive impact on decision-making and overall performance of a company. We will take voting action at the general meetings of companies that do not demonstrate adequate consideration of the benefits of gender diversity.

Regular refreshment of the non-executive portion of a board helps draw in fresh perspectives, not least in the context of changes to business and emerging opportunities and risks. It also helps limit the danger of group-think. Thoughtful and proactive succession planning is therefore needed to ensure that a board is populated by individuals with an appropriate mix of skills, experience and perspectives. Long-serving directors, particularly on boards that have not benefited from recent refreshment, are unlikely to enjoy our support.

Boards should establish committees, populated by independent and appropriately skilled non-executive directors, to oversee (as a minimum) remuneration, audit and nomination processes. These committees should report openly on an annual basis about their activities and key decisions taken.

5.	Companies need to manage key opportunities and risks actively and effectively

As part of strategic planning, boards need to have oversight of, and clearly articulate, the key opportunities and risks affecting the sustainability of the business model. This includes having a process for, and transparent disclosure of, potential and emerging opportunities and risks and the actions being taken to address them.

The effective management of risks extends to long-term issues that are hard to measure and whose timeframe is uncertain and will include the management of environmental and social issues. We use the UN Global Compact’s four areas of focus in assessing how companies are performing in this area. Specifically we expect companies to be able to demonstrate how they manage their exposures under the following headings.

Environmental responsibility It is generally accepted that companies are responsible for the effects of their operations and products on the environment. The steps they take to assess and reduce those impacts can lead to cost savings and reduce potential reputational damage. Companies are responsible for their impact on the climate and they face increased regulation from world governments on activities that contribute to climate change.

We expect that companies will:

•	comply with all environmental laws and regulations, or recognised international best practice as a minimum

•	identify, manage and reduce their environmental impacts

•	understand the impact of climate change along the company value chain

•	develop group-level climate policies and, where relevant, set targets to manage the impact, report on policies, practices and actions taken to reduce carbon and other environmental risks within their operations.

Employee relations

Companies that respect internationally recognised labour rights and provide safe and healthy working environments for employees are likely to reap the benefits. This approach is likely to foster a more committed and productive workforce, and help reduce damage to reputation and a company’s license to operate.

We expect companies to comply with all employment laws and regulations and adopt the International Labour Organization’s (ILO) convention as a minimum. In particular, companies will:

•	take affirmative steps to ensure that they uphold decent labour standards

•	adopt strong health and safety policies and programmes to implement such policies

•	adopt equal employment opportunity and diversity policies and a programme for ensuring compliance with such policies

•	adopt policies and programmes for investing in employee training and development

•	adopt initiatives to attract and retain talented employees, foster higher productivity and quality, and encourage in their workforce a commitment to achieving the company’s purpose

•	ensure policies are in place for a company’s suppliers that promote decent labour standards, and programmes are in place to ensure high standards of labour along supply chains

•	report regularly on its policy and implementation of managing human capital.

Human rights and international operations

Companies that operate in or source their goods from countries with a record of human rights abuse risk the safety of their staff and operations. In addition, companies may face reputational damage should they be associated with, or contribute to, the human rights abuses of such countries. We expect that companies, wherever they operate, will:

•	recognise international human rights standards, such as the UN Declaration of Human Rights

•	take affirmative steps to ensure that they have strong policies in place to respect human rights

•	introduce systems and processes to ensure company actions do not violate or infringe upon the human rights of its stakeholders, including employees, business partners and civil society

•	where appropriate, use the UN Guiding Principles on Business and Human Rights to help develop systems and mechanisms to manage human rights within business operations

•	be transparent and report on how human rights are managed and measured within business operations.

Business ethics

As institutions of wealth and influence, companies have a significant impact on the prosperity of their local communities and the wider world. At the same time, a company’s failure to conform to internationally recognised standards of business ethics on matters such as bribery and corruption, can affect its reputation and image. We expect companies to:

•	adopt best practice in relation to the impact on communities in which they operate

•	adopt stringent policies in relation to anti-bribery and corruption, to ensure high standards of business conduct are maintained

•	monitor, measure and regularly report on how these policies are implemented and managed.

•	Boards should have active oversight of internal controls to safeguard the company’s assets. Companies should invest appropriately in internal audit teams and processes. Just as with the external audit, the head of internal audit should be in direct dialogue with the independent directors, most likely in the form of the audit committee or equivalent.

6.	Pay structures should be long term and aligned with the corporate strategy

We expect remuneration committees to be robust in their approach to developing and implementing remuneration policies. The remuneration committee should comprise at least three independent non-executive directors with appropriate experience, knowledge of the business, independence and status. Remuneration committees should have a formal and transparent procedure for developing policies on executive remuneration and for determining the remuneration packages of individual directors. No executive director should be involved in setting their own remuneration.

Remuneration policies and the overall levels of pay should be aligned with strategy, attracting and retaining talent and incentivising the decisions and behaviours needed to create long-term value. The component parts of remuneration should be structured so as to link rewards to corporate and individual performance and they should be considered in the context of the remuneration policies when taken as a whole. We recognise the benefits of simplicity in forming the policy, which should clearly link outcomes to expectations for those receiving the remuneration, as well as external stakeholders. The remuneration committee should clearly demonstrate regard for the company’s employees, for wider society and be cognisant of the company’s licence to operate when considering policy and the overall level of remuneration.

A company’s annual report should contain an informative statement of remuneration policy which communicates clearly to stakeholders how it has developed and evolved. This should include details of any stress testing that may have been undertaken to understand the policy outcomes for different business scenarios. The remuneration committee should provide a clear description of the application of the policy and the outcomes achieved.

We expect details of any use of discretion to be disclosed by the remuneration committee. Its use should be justifiable, appropriate and clearly explained. We would expect policies to be sufficiently robust so that discretion is only necessary in exceptional circumstances.

Directors’ service contracts should have notice periods which do not exceed 12 months unless there is special justification. We oppose the award of additional remuneration above contractual entitlements in the event of early termination or a change in control of the company.

A company should structure performance-related pay to incentivise and reward management in a manner that is aligned with the company’s sustainable performance and risk appetite over the long term.

The performance measures used to determine performance- related pay should be disclosed and should:

•	incentivise participants to achieve above-average performance through the use of challenging targets

•	seek to measure significant improvements in the underlying financial performance of the company.

In addition, we:

•	oppose provisions for early release of rewards unless the spirit of the performance condition has been, or is likely to be, achieved

•	oppose retesting of performance conditions when grants of conditional awards are being made on a regular basis

•	encourage vesting of awards three years or longer after the period of grant

•	where vesting periods are less than 5 years, an additional holding period should be included so that the combination of vesting and holding periods is not less than 5 years

•	encourage sliding-scale performance measures

•	encourage retention of vested shares over the long term

•	oppose the repricing of share incentives that have been conditionally awarded to directors.

We oppose the use of total shareholder return and other share price-based performance measures if they are not underpinned by a challenging measure of underlying financial performance.

Where not commercially sensitive, we expect the targets set for incentive awards to be disclosed.

We oppose ex-gratia and other payments and financial awards to directors and former directors that are not within the terms of the company’s stated remuneration policy, unless such payments have been the subject of prior approval by shareholders.